

December 1, 2023

Dave Chan Ming
Chief Executive Officer
SU Group Holdings Ltd
Unit 01 – 03, 3/F, Billion Trade Centre
31 Hung To Road, Kwun Tong
Kowloon, Hong Kong

>   **Re: SU Group Holdings Ltd**
>   **Registration Statement on Form F-1**
>   **Filed November 22, 2023**
>   **File No. 333-275705**

Dear Dave Chan Ming:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

Dilution, page 53

1.   Please tell us how you calculated the net tangible book value per ordinary share and as adjusted net tangible book value per ordinary share after the offering.

Business
Our Suppliers, page 110

2.   We reissue comment 21 from our letter dated July 26, 2023. We note your disclosure that during the fiscal years ended September 30, 2021 and 2022, your single largest supplier accounted for 36.6% and 20.2% of your total purchases, respectively. Please tell us whether you have entered into an agreement with this supplier, and if so, please revise to describe the material terms of the agreement and file the agreement as an exhibit to the registration statement, or tell us why you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Anslow, Esq.